Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30	Year Ended December 31
	2015	2014	2013	2012	2011	2010
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,438	$1,308	$1,229	$814	$936	$778
Plus:
Fixed charges exclusive of capitalized interest	160	280	284	281	280	263
Amortization of capitalized interest	5	6	6	6	6	6
Adjustments for equity affiliates	1	5	9	12	19	6
Total	$1,604	$1,599	$1,528	$1,113	$1,241	$1,053

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$94	$187	$197	$210	$210	$189
Rentals - portion representative of interest	66	93	87	71	70	74
Fixed charges exclusive of capitalized interest	160	280	284	281	280	263
Capitalized interest	7	16	10	8	9	7
Total	$167	$296	$294	$289	$289	$270

Ratio of earnings to fixed charges	9.6	5.4	5.2	3.9	4.3	3.9

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations